ALSTON&BIRD LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8447

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

December 21, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Michael McTiernan

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	RREEF Property Trust, Inc.
File No. 333-180356

Dear Mr. McTiernan:

This letter sets forth the response of our client, RREEF Property Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission in the letter dated December 10, 2012 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). The Issuer’s responses to the Staff’s comments regarding certain sales literature are set forth under separate cover. The Issuer has today filed an amendment (“Amendment No. 4”) to the Registration Statement via EDGAR. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

Liquidity Track Record, page 106

1.	Comment: Please disclose Fund I’s target liquidation date.

Response: The Issuer has revised page 105 of the prospectus in Amendment No. 4 in response to the Staff’s comment.

Exhibit 23.4

2.     Comment: Please confirm to us that you will file along with any post-effective amendment that includes expertised valuation disclosure a revised consent that clearly identifies such disclosure.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Mr. Michael McTiernan

December 21, 2012

Response: The Issuer confirms that it will file, along with any post-effective amendment to the Registration Statement that includes expertised valuation disclosure, a revised consent of the Issuer’s independent valuation advisor that clearly identifies such disclosure.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ ROSEMARIE A. THURSTON

Rosemarie A. Thurston

cc.	Sandra B. Hunter, Securities and Exchange Commission
James N. Carbone, RREEF Property Trust, Inc.
Julianna S. Ingersoll, RREEF Property Trust, Inc.
Jason W. Goode, Alston & Bird LLP